Exhibit (d)(5)(F)

Excerpt from First Quarter Earnings Call Speech Scheduled for Monday, June 7, 2004

This morning we announced the commencement of a Dutch Tender Offer to repurchase up to 4 million shares of Blyth stock. The purchase price will not be greater than $35.00 or less than $30.00 per share. Therefore, the aggregate purchase price will be between $120 and $140 million.

The Board of Directors approved the tender offer as a prudent use of financial resources and believes that investing in Blyth’s shares is an attractive use of capital and an efficient means to provide value to shareholders. Blyth believes this tender offer, if completed, will be accretive to earnings per share.

Neither Blyth nor the Board of Directors is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares. Stockholders must decide how many shares they will tender and the price in the range at which they will offer their shares for purchase. This tender offer will expire at 5:00 PM Eastern Daylight Savings Time on Friday, July 9, 2004.